Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2005 JAN 12 A 9:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

05005139

Date: 27.12.04

ORK – Internal transaction of own shares

The following 100 % owned subsidiaries of Orkla ASA have today sold the following number of Orkla-shares to Orkla ASA for NOK 200 per share:

XX Orkla	77 135 shares
Oktav Invest	4 424 380 shares
Rederi-A/S Orkla	669 276 shares
Drammen Kjex	519 320 shares
Salvesen- Thams	56 shares
Total	5 690 167 shares

None of the above mentioned subsidiaries will after the transaction own any Orkla-shares. This transaction does not change the number of Orkla's reported own shares, which still is 6 516 071 shares.

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

Jlw 1/13